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February 26, 2021

VIA EDGAR AND FEDERAL EXPRESS

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Property Solutions Acquisition Corp. II
Amendment No. 2 to Registration Statement on Form S-1 Filed February 19, 2021
File No. 333-252763

Ladies and Gentlemen:

This letter is being submitted on behalf of Property Solutions Acquisition Corp. II (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed on February 19, 2021 (the “Registration Statement”), as set forth in the Staff’s letter dated February 25, 2021 (the “Comment Letter”). In response to the Staff’s Comment Letter, the Company has revised the Registration Statement and is filing an Amendment to the Registration Statement on Form S-1/A (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments, via EDGAR concurrently with this response letter.

For references purposes, the text of the Comment Letter has been reproduced herein with the response below to the Staff’s comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2. Defined terms used herein but not otherwise defined shall have the meaning set forth in Amendment No. 2 unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from Amendment No. 1 to the Registration Statement).

Form S-1/A1 Filed February 19, 2021

Cover Page

Calculation of Registration Fee, page 0

1.       We note within the table that each unit is described as consisting of one share of Class A common stock and 1/3, instead of 1/4, of a redeemable warrant. Please revise.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the table on the cover page of Amendment No. 2 to address the Staff’s comment.

Division of Corporation Finance

February 26, 2021

Risk Factors

Our warrant agreement will designate the courts of the State of New York..., page 45

2.       We note your revised disclosure that the exclusive forum provision in your warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts are the sole and exclusive forum. Please also ensure that the provision in the warrant agreement states this clearly. In that regard, we note that you have not revised the form of warrant agreement filed as Exhibit 4.4. Refer to prior comment 4.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised provision 9.3 in the warrant agreement filed as Exhibit 4.4 to include, “Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.” to address the Staff’s comment.

Management, page 93

3.      Please revise to clarify whether Messrs. Amsterdam, Savar and Abush are current directors. In that regard, we note that such individuals are identified in your prospectus as current directors, but also note that blanks remain in the prospectus as to their board service. We also note that they have not signed the registration statement, and that they have each consented to being named in the registration statement as a director nominee.

RESPONSE: The Company respectfully acknowledges the Staff's comment and advises the Staff that is has revised pages 93 and 94 of the Registration Statement to clarify that Messrs. Amsterdam, Savar and Abush are director nominees who will be appointed upon the effectiveness of the Registration Statement and are not current directors.

Description of Securities

Securities Eligible for Future Sale , page 121

4.       Please clarify how you determined that immediately after this offering, you will have 40,773,334 shares of Class A common stock (or 46,810,833 shares of Class A common stock if the underwriters’ over-allotment option is exercised in full) issued and outstanding on an as- converted basis.

RESPONSE: The Company respectfully acknowledges the Staff's comment and advises the Staff that it has revised page 121 to reflect that the Company will have 32,205,000 shares of Class A common stock (or 36,967,500 shares of Class A common stock if the underwriters' over-allotment option is exercised in full) issued and outstanding on an as-converted basis. We calculated this by adding the Class A common stock and Class B common stock that will be outstanding immediately after the offering.

Division of Corporation Finance

February 26, 2021

Exhibits

5.	Please obtain and file a revised legality opinion that opines on the legality of the common stock underlying the warrants included as part of the units. In that regard, we note that you have included such common stock in the fee table. In addition, please ensure that such opinion accurately describes such warrants. For example, we note that the opinion references one-third of one redeemable warrant, but the prospectus references one-fourth of one redeemable warrant.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its counsel has revised its legal opinion to accurately describe and reference the warrants.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Daniel J. Espinoza at (650) 752-3152 or DEspinoza@goodwinlaw.com.

Sincerely,

/s/ Dan Espinoza
Goodwin Procter LLP

cc:	Jordan Vogel, Co-Chief Executive Officer, Property Solutions Acquisition Corp. II Aaron Feldman, Co-Chief Executive Officer, Property Solutions Acquisition Corp. II
Jocelyn Arel, Goodwin Procter LLP
Audrey Leigh, Goodwin Procter LLP

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